601 Lexington Avenue New York, New York 10022

Thomas W. Christopher		Facsimile:
To Call Writer Directly:	(212) 446-4800	(212) 446-4900
(212) 446-4790
thomas.christopher@kirkland.com	www.kirkland.com
July 20, 2011
VIA EDGAR SUBMISSION
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-15925
Dear Mr. Rosenberg:
          On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 11, 2011, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) filed with the Commission on February 25, 2011.
          The responses below correspond to the captions and numbers of the comments set forth in your letter (which are reproduced below in italics).
Notes to Consolidated Financial Statements
Note 1: Business and Summary of Significant Accounting Policies
Net Operating Revenues, page 74
1.	You disclose that several states utilize supplemental reimbursement programs to offset a portion of the cost of providing care to Medicaid and indigent patients and that these programs are designed with input from CMS as they are funded with a combination of state and federal resources. You also disclose that after these programs are signed into law you recognize revenue and related expenses under these programs in the period in which amounts are estimable and collection is reasonably assured. It is our understanding that during the first quarter of 2011 CMS approved Pennsylvania’s Medical Assistance Payment Modernization Act that was signed into law in July 2010.

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Securities and Exchange Commission
July 20, 2011

During your first quarter 2011 earnings conference call, you attribute part of your revenue increase in that quarter to the new program implemented in Pennsylvania during the quarter. Please address the following comments:
•	Please tell us the amount of revenue recognized under this program and the quarters in which you recognized that revenue.

•	Please explain to us how you applied your revenue recognition policy stated above and how its application complies with GAAP. In this regard, if you recorded revenue in the third quarter of 2010, please explain to us how you were able to reasonably estimate the amount and how collection was reasonably assured without approval from the CMS. If you deferred recognition until the first quarter of 2011, please explain why and tell us the amount of the revenue recorded in 2011 that relates to services provided in 2010 and how you treated the expenses related to these services.
Response: During the first quarter of 2011, the Company recognized $20.8 million of revenue, classified in “Net operating revenues,” related to Pennsylvania’s Medical Assistance Payment Modernization Act (the “Pennsylvania Program”) and $13.5 million of assessment tax expense, classified in “Other operating expenses,” related to the Pennsylvania Program, resulting in a net impact to income from continuing operations before income taxes of $7.3 million. Since this program was retroactive to July 1, 2010, approximately $13.1 million of revenue and $8.5 million of assessment tax expense (net impact of $4.6 million) could have been attributable to the time period July 1, 2010 through December 31, 2010 but, as described below, did not qualify for recognition in the Company’s results of operations during that period. All expenses related to providing medical care to Medicaid eligible patients have been recognized in the period such expenses were incurred. ASC 605-10-S99, Revenue Recognition — Overall — SEC Materials, sets forth the guidelines for revenue recognition and states that revenue should not be recognized until it is realized or realizable and earned. “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectability is reasonably assured.” [ASC 605-10-s99-1]
The Company’s accounting policy states that, “... after these programs are signed into law, we recognize revenue and related expenses under these programs in the period in

Securities and Exchange Commission
July 20, 2011

which amounts are estimable and collection is reasonably assured.” This policy describes, in general terms, how these programs would meet such revenue recognition criteria.

Specifically related to the Pennsylvania Program, the Company has applied these criteria as follows:

Persuasive evidence of an arrangement exists — Federal regulations, 42 CFR Part 433 (State Fiscal Administration), allow states to assess 19 classes of providers under a healthcare related tax and use the revenue as the state’s share to make Medicaid payments. Over 40 states plus the District of Columbia currently impose a provider assessment on a variety of healthcare providers. On July 9, 2010, the Pennsylvania legislature passed the Pennsylvania Program, which allows for the establishment of the Hospital Quality Care Assessment. The Pennsylvania Program will be funded by approximately 180 covered facilities in Pennsylvania. Revenues from this assessment will be used to modernize Pennsylvania’s Medicaid inpatient fee-for-service hospital payment system, establish enhanced hospital payments through the state’s Medical Assistance managed care program and secure additional matching Medicaid funds from the federal government. Implementation of the Pennsylvania Program was subject to approval by the Centers for Medicare and Medicaid Services (“CMS”). On December 29, 2010 CMS provided approval for the state plan amendments pursuant to the Pennsylvania Program that established the new inpatient hospital fee-for-service payment system and new supplemental payments and the waiver to establish the statewide hospital Quality Care Assessment. However, CMS did not approve the language for contracts with managed care organizations on December 29, 2010. Pennsylvania continued to work with CMS on the final technical language in the managed care contracts and final approval by CMS for that language was provided on January 18, 2011.

The Company believes that passage of the Pennsylvania Program by the legislature, the fact that similar programs are in place in over 40 other states and that approval of substantial components of the Pennsylvania Program by CMS was received on December 29, 2010, when considered in relation with one another, provide persuasive evidence that an arrangement existed at December 31, 2010. Furthermore, in light of their progress to date, the fact that Pennsylvania was actively engaged with CMS in finalizing the language for contracts with managed care organizations and CMS’s approvals in other states, the Company believed the likelihood of not receiving CMS’s approval on the managed care component of the program was remote. Therefore, as of December 31, 2010, this criterion was met.

Securities and Exchange Commission
July 20, 2011

Delivery has occurred or services have been rendered — The Pennsylvania Program covers the three fiscal years beginning July 1, 2010. The Company’s hospital facilities in Pennsylvania met the definition of provider under the Program and provided qualifying healthcare related services to Medicaid eligible patients for periods beginning July 1, 2010. Accordingly, the Company believes this criterion has been met for each of the reporting periods subsequent to July 1, 2010.

The seller’s price to the buyer is fixed or determinable — The assessment, to be paid by the hospitals, was calculated by the Department of Public Welfare (“DPW”) and was not communicated to the hospitals until February 2011. Furthermore, the payments to be received by the hospitals under the new fee-for-service plan and managed care contracts were not finalized and communicated to the hospitals until February 2011. The Hospital and Healthsystem Association of Pennsylvania (“HAP”) worked with the State of Pennsylvania on the implementation of the Pennsylvania Program and prepared the forecasts of hospital payments. As communicated to the Company’s hospitals through various communications with HAP, as recently as January 18, 2011, they were resolving implications of final changes to the program and forecasts of hospital-specific impact were forthcoming.

Based on the fact that the final assessments and payments under the Pennsylvania Program were not communicated to participants until February 2011 and were not otherwise reasonably estimable by the hospitals prior to that period, as the formulation of these amounts was still contingent upon program changes yet to occur or to be communicated to the hospitals as of December 31, 2010, the Company concluded such amounts were neither fixed nor determinable at December 31, 2010, and therefore this criterion was not met.

Collectability is reasonably assured — The Pennsylvania Program was subject to CMS approval prior to qualifying for federal matching funds and prior to implementation. On December 29, 2010, DPW received approval from CMS for the state plan amendments pursuant to the Pennsylvania Program that established the new inpatient hospital fee-for-service payment system and new supplemental payments and the waiver to establish the statewide hospital Quality Care Assessment. CMS did not approve, at that time, the language for contracts with managed care organizations and DPW continued to work with CMS on the final technical language for these contracts. Final approval by CMS for the language included in managed care contracts was not given until January 18, 2011.

Although the amounts under the Pennsylvania Program had not yet been established as of December 31, 2010, the fact that this program was being established in accordance with state and federal regulations for the purpose of making these payments and that the

Securities and Exchange Commission
July 20, 2011

source of funds would be the hospital assessments and federal matching dollars, the Company concluded that collectability of the amounts, once established, would be reasonably assured. Therefore, as of December 31, 2010, this criterion is met.

In concluding on the period for revenue recognition, the Company determined that not all of the above criteria were met at December 31, 2010, and therefore it was not appropriate to recognize the revenue and related assessment tax expense from this program as of December 31, 2010. During the first quarter of 2011, upon finalization of the forecasted payments and communication to the hospitals of the assessments, all of the criteria for revenue recognition became met and therefore it became appropriate to recognize the revenue and related program expenses at that time.
Note 3: Acquisitions and Divestitures, page 81
2.	In your Business section, you disclose your strategy to continue to grow through selective acquisitions. In this note you disclose various acquisitions that you account for as a “purchase business combination.” Please confirm to us that you applied the acquisition method as stipulated in ASC 805-10-05-4 to account for your business combination transactions since January 1, 2009 and provide us proposed revised disclosure to be included in future periodic reports that:
•	Discloses in a policy note your policy for applying the acquisition method including, but not limited to:
•	How you measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree;

•	That goodwill is determined as the excess of the fair value of the consideration conveyed in the acquisition over the fair value of the net assets acquired, not the excess of cost over the fair value of the net assets acquired as stated in your goodwill policy note on page 73;

•	How you account for changes in estimates of the fair value of any individual asset acquired or liability assumed; and

•	How you account for transaction costs.
•	Clearly indicates that you applied the acquisition method to each of your acquisitions since January 1, 2009.
Response: The Company confirms that it has applied the acquisition method as stipulated in ASC 805-10-05-4 to account for all business combination transactions since January 1, 2009. In future filings, beginning with the Form 10-Q for the period ending June 30, 2011, the Company will revise Footnote 3 Acquisitions and Divestitures to include the following disclosure on its policy in applying the acquisition method:

Securities and Exchange Commission
July 20, 2011

The Company accounts for all transactions that represent business combinations after January 1, 2009 using the acquisition method of accounting, where the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date we obtain control in the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed and any noncontrolling interests has been obtained, limited to one year from the acquisition date) are recorded as of the date of acquisition. Any material impact to comparative information for periods after acquisition but before the period in which adjustments are identified is reflected in those prior periods as if the adjustments were considered as of the acquisition date. Goodwill is determined as the excess of the fair value of the consideration conveyed in the acquisition over the fair value of the net assets acquired.
The Company will also revise in future filings its goodwill policy disclosure in Footnote 1 Business and Summary of Significant Accounting Policies to conform to the above disclosure that goodwill is determined as the excess of the fair value of the consideration conveyed in the acquisition over the fair value of the net assets acquired.

As currently disclosed in Footnote 3 Acquisitions and Divestitures on page 83 of the 2010 Form 10-K, the Company has disclosed that all acquisition-related transaction costs are expensed for business combinations that closed subsequent to December 31, 2008.
Note 15: Commitments and Contingencies
Construction and Other Capital Commitments, page 108
3.	You disclose your commitment from a 2007 acquisition to build a replacement hospital in Valparaiso, Indiana and that you expect to complete this hospital in 2012. On page 6 you disclose that you committed to build this facility by April 2011 and that completion is not expected until the fourth quarter of 2012 due to delays in receiving government approved building and zoning permits. Please provide us proposed MD&A disclosure to be included in future periodic reports of the expected effects on financial position, results of operations and liquidity as a result of the expected delay in completion.

Securities and Exchange Commission
July 20, 2011

Response: The Company is currently operating the existing hospital facility in Valparaiso, Indiana that the Company acquired in 2007. The delay has had no material impact on the total estimated cost to construct the replacement facility. Also, the Company has sufficient available cash on hand and anticipates generating sufficient cash flows from operations to pay for the costs to construct the replacement facility. Accordingly, the Company does not believe this delay has had a material impact on its consolidated financial position or consolidated results of operations. With respect to liquidity, the anticipated timing of payments of this obligation are included in the obligations table included in the MD&A section on page 51 of the 2010 Form 10-K. The Company proposes revising footnote (2) to this table in future filings of its Form 10-K to indicate the delay in construction of the facility in Valparaiso, Indiana and to indicate that such obligations in the table reflect the current expected timing of the payments of those cash obligations, as follows (proposed revisions to future filings, as if they were made to the 2010 Form 10-K, are set forth in bold and italicized below):
Pursuant to purchase agreements in effect as of December 31, 2010 and where CON approval has been obtained, we have commitments to build the following three replacement facilities and have the following capital commitments: As required by an amendment to our lease agreement entered into in 2005, we agreed to build a replacement hospital at our Barstow, California location by November 2012. As part of an acquisition in 2007, we agreed to build a replacement hospital in Valparaiso, Indiana by April 2011, however, due to delays in receiving government approved building and zoning permits, completion is not expected until the fourth quarter of 2012. These delays did not result in any penalties under the terms of the agreement and we do not expect such delays to result in any significant increase in the costs to construct the replacement facility. As part of an acquisition in 2009, we agreed to build a replacement hospital in Siloam Springs, Arkansas by February 2013. Construction costs, including equipment costs, for these three replacement facilities are currently estimated to be approximately $318.5 million of which approximately $47.4 million has been incurred to date. The timing of payments of cash obligations reflected in the table above, reflects our current estimate of the period in which such payments will be made. In addition, under other purchase agreements, we have committed to spend approximately $540.5 million for costs such as capital improvements, equipment, selected leases and physician recruiting. These commitments are required to be fulfilled generally over a five to seven year period after acquisition. Through December 31, 2010, we have incurred approximately $184.5 million related to these commitments.

Securities and Exchange Commission
July 20, 2011

* * * * *
          The Company has directed me to acknowledge, on its behalf, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 20, 2011

          Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

Sincerely,
/s/ Thomas W. Christopher
Thomas W. Christopher

cc:	Wayne T. Smith
Community Health Systems, Inc.

Rachel A. Seifert, Esq.
Community Health Systems, Inc.